

June 28, 2024

Steven B. Crockett
Chief Financial Officer
South Plains Financial, Inc.
5219 City Bank Parkway
Lubbock, TX 79407

> **Re: South Plains Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38895**

Dear Steven B. Crockett:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

　　Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio, page 48

1.　　We note the tabular disclosure on page 48 detailing the composition of your loans held for investment portfolio, which includes commercial real estate ("CRE") with approximately 35.9% of your total loan portfolio as of December 31, 2023. However, you disclose under Risk Factors on page 26 that your non-owner occupied CRE loans totaled approximately 40.1% of your total loan portfolio as of December 31, 2023. In addition, we note that the total amount of your CRE portfolio in your earnings presentation (e.g., slide 16 of Exhibit 99.2 from the January 26, 2024 Form 8-K) does not agree to the amount presented on page 48. Please tell us and revise future filings to address the following:

- Reconcile these disclosures or explain why there appears to be discrepancies in these disclosures about your CRE portfolio;
- Clearly quantify and discuss your CRE composition, as well as whether and how that composition has changed over the periods presented; and

- Disaggregate your CRE loans into owner occupied and non-owner occupied.

2. Additionally, given the significance of CRE loans in your total loan portfolio, please revise future filings to further disaggregate the composition of these loans to disclose and quantify by key borrower type (e.g., multifamily, warehouse, office, retail, etc.), geographic concentrations in your Texas and New Mexico markets, as well as current weighted average and/or range of loan-to-value ratios, and other characteristics (e.g., occupancy rates, etc.) material to an investor's understanding of these loans. See Item 303 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jee Yeon Ahn at 202-551-3673 or John Nolan at 202-551-3492 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance